ENDEAVOUR SILVER CORP.
301-700 West Pender Street
Vancouver, British Columbia
V6C 1G8
Tel. No. (604) 685-9775

ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Meeting”)

held at the Terminal City Club, Walker Room, 837 West Hastings Street, Vancouver, B.C. on Tuesday, June 3, 2008 at 10:30 a.m. (local time)

Report of Voting Results

In accordance with part 11.3, Voting Results, of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote.

The following matters were put to a vote at the Annual General Meeting of the shareholders:

	Brief Description of Matter	Outcome of Vote
1	Appointment of KPMG LLP as auditors of the Company	Carried
2	To authorize the Directors to fix the Auditor’s remuneration	Carried
3	To determine the number of Directors at Six	Carried
4	To elect the following directors for the ensuing year or until their successors are elected or appointed:

	Bradford J. Cooke, Godfrey J. Walton, Mario D. Szotlender, Leonard Harris, Geoffrey A. Handley, Rex McLennan	Carried
5	To approve an ordinary resolution for the amendment of the Company’s Incentive Stock Option Plan such that the maximum number of shares that may be subject to option at any given time be increased from 6,768,000 to 9,800,000	Carried

None of the aforesaid matters was conducted by ballot.